Sep 2, 2005


Via EDGAR Transmission
----------------------

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


RE:  The BOC Group plc
     Form 20-F for fiscal year ended September 30, 2004
     File No. 0-10906


Dear Mr. Cash,

We are writing in response to your letter of July 26, 2005, containing comments with respect to the Form 20-F Report of The BOC Group plc (the 'company') for the fiscal year ended September 30, 2004.

In this letter, you asked about the company's practice in situations where product is delivered to storage vessels that are installed at customers' premises but which are owned by the company. These questions, together with the company's response, are set out later in this letter. However, to assist the Staff with their assessment of the issue the company has provided further information and comments to supplement that given in its previous letter of 13 May, 2005.

Factors affecting supply arrangements

Where product is delivered in liquid form to this type of customer, the delivery process starts from the time the product leaves the company's site and ends when it is available for use by the customer. To meet customers' needs, the company has a combination of a fleet of delivery vehicles as well as storage vessels placed on customers' premises. The economics of the delivery process take into account both the fleet costs and the storage vessel costs. When delivering product to a customer, the company has to consider, among other things, the following factors:

a) the distance of the customer from the company's production facilities

b) the peak demands of the customer

c) possible increases in product usage by the customer

d) the number and differing sizes of the company's fleet of delivery vehicles and storage vessels

e) the fixed and variable costs of delivery, in an effort to achieve the most efficient cost combination of delivering product to customers


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Mr. John Cash
U.S. Securities and Exchange Commission
September 2, 2005
Page 2

The decision on the appropriate size of storage vessel to install at a customer's premises, and any subsequent decision to change the vessel is generally one for the company alone. The customer has no direct interest in the size of the storage vessel itself, only in the volume and cost of the product supplied.

The company generally keeps a stock of extra storage vessels on hand, in addition to those currently installed at customers' premises. This is to allow for various options; for supply when new business is won, for changes in the customers' product supply needs, and for periodic maintenance. Maintenance is usually carried out when the storage vessel is in stock and before installation at a new customers' premises. However, if a storage vessel installed on a customer's premises needs some major repair during the life of the supply arrangement the company would replace the original storage vessel with a similar vessel from its stock.

The company continually monitors the costs of supplying product to customers to ensure the most cost efficient method of supply. If the price of fuel for delivery vehicles, or some other variable cost of distribution, changed significantly in the future, the company may find it appropriate to exchange storage vessels on certain customers' premises and revise its delivery scheduling. For this reason, the company retains, in its normal commercial terms and conditions, the right to remove and replace one storage vessel with another. It is general company practice that, before carrying out any replacement, an assessment is made of the cost of the task to ensure that it is commercially feasible - i.e. that any incremental costs are recovered through future savings, such as vehicle delivery costs.

Another factor that could cause the company to reassess the appropriateness of the size of an existing storage vessel on a customer's premises during the term of a supply contract would be changes to the number and profile of other customers in the surrounding area. This may make it more economical to alter the number and volume of deliveries to the entire group of customers in that particular area with a change to the size of the storage vessels on their premises.

While recent evidence suggests that the company is presently in a stable position regarding the replacement of storage vessels on customers' premises (see below), the company believes that different trends can emerge over different periods. For example, during the 1990s the implementation of new delivery scheduling software allowed the company to assess more accurately all of the costs of supply, and this process resulted in a number of storage vessels being replaced in those years. Exact numbers are not available, but the company believes that the degree of change through that period was significantly in excess of the current frequency of vessel replacements.

The above factors and examples illustrate situations where the company has exercised, or may exercise, its right to remove and replace one storage vessel with another.

Economic feasibility

EITF 01-8 paragraph 11 states that property, plant, or equipment has been implicitly specified if the seller owns or leases only one asset with which to fulfill the obligation and it is not economically feasible or practicable for the seller to perform its obligation through the use of alternative property, plant, or equipment.

In assessing how this applied to its financial statements, the company believed that property, plant, or equipment was not implicitly specified because it has a surplus stock of storage vessels and it is economically feasible to supply such customers using alternative storage vessels. The company believed that this is demonstrated by the following factors:


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Mr. John Cash
U.S. Securities and Exchange Commission
September 2, 2005
Page 3

i) Storage vessels are generally not purchased or constructed for specific customers. The company holds a supply of storage vessels in stock in addition to those used for its current customer operating needs, as stated above.

ii) The cost of replacing one storage vessel with another of a similar size is not prohibitive, and also not significant in relation to the cost of the asset itself.

iii) The task of physically replacing one storage vessel with another of a similar size can be carried out within a relatively short period of time, usually a few days.

Conclusion

The company recognises that the number of changes of storage vessels that takes place in practice will usually be a small minority of the total population for the reasons given above. However, based on the terms of the arrangements and the factors mentioned above, the company believes that:

1) specific property, plant, or equipment is not explicitly identified in the arrangements, and

2) property, plant, or equipment is not implicity specified in the arrangements because there is more than one asset with which to fulfill the obligation and it is economically feasible to perform the obligation independent of the operation of one particular asset.

Nevertheless, if it is the intention of the EITF that an absence of such exchanges in practice, even if contractually allowed, means that property, plant, or equipment is implicitly specified, then the company accepts that in the case of storage vessels on customers' premises that property, plant, or equipment is implicitly specified.



The questions raised by the staff, together with the company's response, are set forth below - in the same manner in which the Staff's comments were organized. For your convenience, we have repeated your comments along with our reply. Capitalized terms used in this letter without definition are used as defined in the Form 20-F for 2004.

Item 18 - Financial Statements for the Year Ended September 30, 2004
--------------------------------------------------------------------

Accounting Policies - Revenue Recognition
-----------------------------------------

1. We note your response to comment 7 from our letter dated April 11, 2005 concerning sales of liquid product where such product is delivered to storage vessels that are installed at your customers' premises but are owned by you. It remains unclear to us that your provision of storage vessels to your customers in such transactions is not a leasing transaction within the scope of EITF 01-8 under US GAAP. We note your statement that these transactions are not dependent on the use of specified storage vessels; however, it is not clear to us that storage vessels are not implicitly specified. Please provide us with the following additional information:

     o Please tell us if the fixed charge to your customer in exchange for the use of the storage vessel changes if you replace the storage vessel with one of a different size.

      The circumstances under which a storage vessel may be replaced, generally fall into one of two categories:

Mr. John Cash
U.S. Securities and Exchange Commission
September 2, 2005
Page 4

     1) If the storage vessel is changed at the discretion of the company, which is typically the most common reason for any change, the fixed charge to the customer would normally not be amended regardless of the size of the replacement vessel.

     2) The product volume needs of the customer may occasionally increase or decrease significantly beyond that envisaged at the outset of the contract, such that the storage vessel is replaced with one of a different size. In these circumstances, the fixed charge to the customer is generally amended based on the size of the replacement vessel installed.

     o Please tell us how often during the last three years you have actually replaced the original storage vessel with another storage vessel in these types of contracts. Please express your response as a percentage of all such applicable contracts.

     In the last three years, the number of times when the company has actually replaced a storage vessel with another vessel has been rare. For example, this has occurred in less than 1 per cent of existing customer supply contracts in the UK and US. Two factors influence this:

     1) the relatively short length of the contract; in the UK, for example, the contract to supply product will generally be for a period of 3 years, with an option to renew for a further 2 years. In such a short time, it is unlikely that many customers' needs will change to any significant extent.

     2) initial storage vessel placement; when deciding on the size of storage vessel to locate on a customer's premises at the outset of the contract, the company may allow for some possible increased product demand and take this into account when deciding on the optimum storage vessel size, as well as considering the other costs of delivery, such as vehicle distribution costs and the other delivery factors as mentioned above.

     o Please provide us with your analysis of whether these arrangements convey to your customers the right to use your storage vessels under the criteria of paragraph 12 of EITF 01-8.

     In the original assessment of the EITF, the company came to the conclusion that property, plant, or equipment was neither explicitly nor implicitly specified. As a result, it did not believe that an assessment of the right to use such property, plant, or equipment under paragraph 12 was necessary.

     If the interpretation of paragraph 11 is such that property, plant, or equipment is implicitly specified, and therefore that an evaluation of paragraph 12 is necessary, then the company accepts that its customers have the right to use the assets as defined by paragraph 12 of the EITF.

     o Please provide us with your analysis of whether the provision of these storage vessels qualify as capital leases under SFAS13. We note your statement that these contracts generally last from one to seven years.

     The company believes that if the arrangements with customers to supply product using storage vessels situated on customers' premises are deemed to constitute arrangements which contain a lease, then the following factors would preclude their classification as capital leases:

     a) the arrangement does not allow for the transfer of the storage vessel to the customer at the end of the contract term


                                                                     Page 4 of 5

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Mr. John Cash
U.S. Securities and Exchange Commission
September 2, 2005
Page 5


     b) the arrangement does not contain a bargain purchase option over the storage vessel

     c) the term of the arrangement does not exceed 75 per cent of the estimated economic life of the storage vessel. The average term of these arrangements is typically between one and seven years whereas the life of a storage vessel is typically thirty years

     d) the present value of the minimum payment which relates to the storage vessel at the beginning of the arrangement does not equal or exceed 90 per cent of the fair value of the storage vessel.

     o If you concluded that the provision of these storage vessels qualify as leases pursuant to EITF 01-8, please provide us, and disclose in future filings, your revenue recognition policies related to these leases and the disclosures required by paragraph 23 of SFAS13. Please also tell us the impact, if any, on your historical financial statements if you determine that these storage vessels should have been accounted for as leases.

     The company's policy is to recognise revenue on the fixed charge for the use of a storage vessel on a straight-line basis over the life of the contract. This policy will be disclosed in future filings.

     The company has reviewed the disclosure requirements of paragraph 23 of SFAS13. As the financial year is not yet complete, the information for the fiscal year ending 30 September 2005 is not yet available. In preparing the financial statements for the fiscal year ending 30 September 2005 the company will evaluate the materiality of the required disclosures and include such disclosures as appropriate in the 30 September 2005 financial statements.

     If the storage vessels had been accounted for as a lease, the company does not believe that there would have been a material impact on the historical financial statements.

We hope that the information given in this response provides the Staff with sufficient information to demonstrate how the company assessed and interpreted the requirements of EITF 01-8 for storage vessels located at customers' premises.

Please do not hesitate to call us with respect to this response on +44 1276 477222 or Peter Harvey of PricewaterhouseCoopers LLP on +44 20 7213 8960 or Ward McKimm of Shearman & Sterling LLP on +44 20 7655 5991. Many thanks.


Yours sincerely,

THE BOC GROUP PLC



/s/ C Spence
------------------------
C Spence
Director, Financial Planning and Control

cc:      U.S. Securities and Exchange Commission
          Ms. Jennifer Thompson
          Ms. Jeanne Baker

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